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S 03051182 S COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

RECD S.E.C.
AUG 29 2003
516

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Jefferson Street
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

202 North Center Street	Bloomington	Illinois	61701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JANET M. STAUFFER
Notary Public, State of Illinois
My Commission Expires 07-17-06

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

Dunbar, Breitweiser

& COMPANY, LLP

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

Dunbar, Breitweiser
& COMPANY, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated as of June 30, 2003. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2003, in conformity with U.S. generally accepted accounting principles.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
July 24, 2003

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS	
Cash	$ 85,217
Accounts receivable:	
Securities sold, broker	4,331,526
Securities sold, customer	7,731,974
Interest	2,781
Federal income tax receivable	1,755
Security deposit	1,000
Investment in municipal bonds	112,392
Investment in Nasdaq warrants	13,500
Prepaid expenses	4,936
Property and equipment, net of accumulated depreciation and amortization of $462,350	318,584
	$ 12,603,665

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Payables:	
Securities purchased	$ 11,671,892
Trade	52,226
State income tax	2,097
Accrued expenses	67,865
Dividends payable	10,000
Due to related party	300,000
	$ 12,104,080
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	474,585
	$ 499,585
	$ 12,603,665

See Notes to Statement of Financial Condition.

FIRST MIDSTATE INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Use of estimates:

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with U.S. generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Investment banking revenue is recorded as follows: Consulting fees when actually received and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The effect on income of recording consulting fees when received rather than as earned is immaterial.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

The investment in Nasdaq warrants is carried at cost which management believes approximates market value. The investment in municipal bonds is carried at market value. Both investments are classified as held-to-maturity. Unrealized gains or losses are recognized reflecting the differences between cost and market value of the investments and are included in the statement of income. Realized gains and losses are recognized reflecting the difference between the proceeds from the sale of the investments and the cost of the investments.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7
Leasehold improvements	5-31.5

It is the Company's policy to include amortization expense on assets with depreciation expense.

Accumulated other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2003 is approximately $22,456, which represents amounts segregated in "Special Reserve Bank Accounts for the Exclusive Benefit of Customers". No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2003, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Investment in Municipal Bonds

The Company's investment in municipal bonds as of June 30, 2003 is reflected below:

Description	Maturity Date	Cost	Market Value
Community School District Number 1, Roxana, Illinois	February 1, 2003	$ 75,000	$ 77,392
County of Vermillion and Champaign, Armstrong High School District #225	February 1, 2004	35,000	35,000
		$110,000	$112,392

Note 4. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 165,587	$ 64,633	$ 100,954
Office equipment	452,996	333,250	119,746
Deposit on equipment	64,450	-	64,450
Leasehold improvements	97,901	64,467	33,434
	$ 780,934	$ 462,350	$ 318,584

Note 5. Pension and Profit-Sharing Plans

The Company has a money-purchase pension plan and a profit-sharing plan covering all eligible employees. The contributions for the pension plan are based on 9.72% of each participant's compensation and amounted to $59,554 for the year ended June 30, 2003. The contributions to the profit-sharing plan are discretionary and determined annually by the Board of Directors. The Company contributed $18,896 to the profit-sharing plan for the year ended June 30, 2003.

Note 6. Related Party Transactions

The Company leases its office building from a related party under a month-to-month lease. The Company pays a monthly rental of $6,000 and is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rental expense included in the statement of income for the year ended June 30, 2003, is $72,000. A security deposit of $1,000 has been paid to the owner of the building.

A related party loaned $300,000 to the Company on June 27, 2003, on a short-term basis. The total amount was still due to the related party at June 30, 2003. The Company paid the entire amount due on July 16, 2003. No interest has been accrued due to the short term nature of the loan.

The Company entered into a consulting services agreement with a related party on July 1, 2002. Under this agreement, the related party will receive a percentage of pre-tax income and reimbursement for expenses incurred in connection with the consulting services. The agreement also contains a non-complete clause which is in effect for the duration of the contract and three years there after. The contract expired on June 30, 2003 but was renewed on July 1, 2003 for another year.

Note 7. Income Taxes

The provision for income taxes is based on federal and state statutory rates. Tax credits, when present, are accounted for using the flow through method as a reduction of income taxes in the year utilized. Income tax expense for the year ended June 30, 2003 was $20,822.

The income tax expense does not bear a normal relationship to the expected income taxes computed at the statutory rate of 25%. The sources of these differences include meals and entertainment limitations, interest income earned on municipal securities and other items.

Deferred tax assets or liabilities were immaterial for the year ended June 30, 2003 and are not recognized on the statement of financial condition.

The Company has a capital loss carryforward of $17,200 which will expire in the year ended June 30, 2008 if not used.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 8. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $157,305 which was $57,305 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.75 to 1.

Note 9. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 10. Audited Statement to Customers

The Statement of Financial Condition of the most recent annual audit report of First Midstate Incorporated, pursuant to Rule 17a-5, is available for examination at the principal office located in Bloomington, Illinois and at the regional office of the Securities and Exchange Commission in Chicago, Illinois.